[WVT COMMUNICATIONS LOGO]


Celebrating 100 years of telecommunications excellence

The year 2002 marks WVT Communication's 100th year of serving the communications needs of the local communities which we serve. It also marks another financially successful year for the Company and its shareholders. Your Company's common stock price did not follow the industry trend downward. WWVY closed the year at an all time high of $69.50 per share, up 24.1% from its close on January 2, 2002.

Beginning as a small, local telephone company in January 1902, WVT Communications now provides not only a wide range of traditional telephone services and equipment but also vital communications links such as Internet, broadband, and digital television. We have always prided ourselves on our progressive attitude and pioneering spirit. Our success can be attributed to our tradition, our visionary leaders, our highly skilled, dedicated and energetic workforce as well as our loyal customers.

The communications needs of the communities we serve have changed dramatically over the past 100 years and WVT Communications has kept and will keep pace with the challenge to provide the highest level of products, service and customer care.

We are proud of the vital role we have played in bringing advanced technologies to our area and look forward to continuing our legacy for another 100 years!



                                                           /s/ Wisner H. Buckbee

                                                           Wisner H. Buckbee
                                                           Chairman of the Board


TABLE OF CONTENTS

CHAIRMAN'S LETTER

WVT-A CENTURY OF SERVICE ................................................                  2-3
PRESIDENT'S MESSAGE .....................................................                    4
FINANCIAL HIGHLIGHTS ....................................................                    7
MANAGEMENT'S DISCUSSION .................................................                  8-9
CONSOLIDATED BALANCE SHEET ..............................................                   10
CONSOLIDATED STATEMENT OF INCOME ........................................                   11
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY ..........................                   12
CONSOLIDATED STATEMENT OF CASH FLOWS ....................................                   13
NOTES TO FINANCIAL STATEMENTS ...........................................                14-25
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ......................                   26
PERFORMANCE HIGHLIGHTS AND RISK .........................................                   27
CONCERNING THE COMPANY'S COMMON STOCK AND INFORMATION ABOUT AUDITORS ....                   28
BOARD OF DIRECTORS AND OFFICERS .........................................    INSIDE BACK COVER

                                                              WVT COMMUNICATIONS


WVT --
A CENTURY OF SERVICE

   WVT Communications, as Warwick Valley Telephone is also known, is alive and well after 100 years in the telecommunications business. Our founders could never have imagined the dramatic transformation from wooden telephones and plug-in switchboards of yesteryear to the digital switches and routers that provide our updated technology of today.

   Our company has seen many changes since its inception. In 1902, a group of 25 residents decided to start their own telephone company. We soon graduated to an actual operator who earned $10 a month, running a classic plug-in switchboard connecting 134 customers in the village with 66 more rural party lines. The telephone began to intensify and broaden communication in a more secular way.

   It also cemented the many little communities that make up Warwick and contributed to a sense of community and place. Though it's something most people take for granted, that impact continues to be felt.

   Today, we serve 30,000 customers from northern New Jersey to Middletown, NY, all hooked up to banks of digital switching equipment, high-speed Internet routers and fiber-optic digital video networks.

   We continue to be fiercely independent - one of just a few dozen independent telephone companies left in NY and the only one left in NJ. As more and more independents throw in the towel, selling out to the aggregators, the Board of Directors and WVT Management do not see this as the direction to go.

WVT COMMUNICATIONS


   In order to remain a viable company, we have to look at being more and more innovative, and innovative we are. We were one of the first companies to go all-digital in the late 1980's. We introduced our own long distance company and by 1995, launched our own Internet service, Warwick Online, offering customers dial-up access to the World Wide Web.

   Shortly after the launch, WVT again took a pioneering chance offering ISDN service - then the state-of-the-art in Internet access. We were the first in the region to introduce DSL, the next generation of high-speed Internet access, in 1998.

   Now we have broken ground again with the April 2002 launch of our own digital television system. The fiber-optic network currently offers 145 channels of crystal-clear digital TV, high-speed Internet, and telephone service over existing copper wires, all through one residential gateway connected to the customer's TV set. Years ago, everyone thought copper wire was going the way of the dinosaur. So far, that investment is paying off.

   WVT is positioned for change while continuing our 100-year tradition of prompt, courteous service, quality telecommunications and good value for our customers and shareholders. The longevity and loyalty of our staff remains an asset to our company. WVT is small enough to quickly respond to customers needs and find growth opportunities, big enough to provide the latest technology.

Portions of the above text originally appeared in an article in the Times Herald-Record, Middletown, NY, February 9, 2003.

                                                              WVT COMMUNICATIONS


MESSAGE FROM THE PRESIDENT

     One hundred years ago, WVT Communications (WVTC) was established to provide what was then revolutionary telephone service to residents in Warwick, New York. What was revolutionary then has now become standard, but a century of evolution has both changed ordinary telephone service into something that was not even imagined by the founders of our company and has expanded the array of services we offer in ways that would amaze even our customers of only a generation ago.

     The first year of the new century for WVTC turned out to be a challenging one. I predicted as much last year in my president's summary, but little did I know that in addition to the predictable challenges to be faced by WVTC and its industry peers, our company would also be faced with some unprecedented ones as well. Among several successful endeavors, some setbacks and a couple of distractions, we concentrated on the execution of our strategy of growth through leveraging existing assets. As a result our Company had solid earnings growth again in 2002. The crowning achievement of 2002 was the successful launch of our new Digital TV service, which has been well received by our customers. The launch is an accomplishment to which each and every member of the employee team has contributed.

     The year 2002 was a very successful one for our shareholders. While other telecommunications company stock prices continued to plunge throughout 2002, our Company's stock achieved an all time high of $69.50, or an increase of approximately 24.1% since the beginning of the year. While successful stock performance is subject to the vagaries of the market, it is our belief that many different factors contributed to the stock's success, including strong revenue retention, cost containment, smart market initiatives, regular dividends, and income from the Orange County-Poughkeepsie MSA Limited Partnership (Partnership). WVTC is not a one-dimensional company.

CORE BUSINESSES

     Local service, Warwick Valley Long Distance (WVLD), competitive local exchange carrier (CLEC) operations (WVTC's out of area competitive telephone and data service), directory services and network access services, comprise our core businesses. The local service business produced revenue increases over 2001 results. This achievement occurred in spite of the fact that the Company

WVT COMMUNICATIONS


ended the year with 28,807 regulated access lines, a net loss of 394, or 1.4%. This loss of access lines continued a trend started in 2001 and was driven by three primary causes: (1) the cancellation of second access lines by customers purchasing high-speed Internet connections (DSL); (2) the general economic downturn; and (3) to a lesser extent, by consumers choosing alternative products such as wireless and voice over Internet protocol (VOIP). Despite the loss in access lines, local service revenues grew 4.5%, a significant achievement compared to industry-wide results.

     WVLD competes with other interexchange carriers (IXC's) to provide message toll service to 37% of our customers, a very good penetration rate compared to the industry. At year-end WVLD served 10,876 access lines, an annual decrease of 180 or 1.6%. Some of this decline was due to loss of second lines; however, some business was lost to other IXC's. The corresponding revenue decrease was $151K or 7.2%.

     WVT Communications began CLEC operations in Middletown, NY, in 1999; Scotchtown, NY, in 2001; and Vernon, NJ, in 2002. The customer base grew by 343 access lines to a total of 1,454 at the end of 2002, a 31% increase. Revenues of $1.7 million were $512K less than in 2001 due to a reduction in reciprocal compensation revenues mandated by the Federal Communications Commission. After a slow start due to environmental litigation, Mt. Creek Resort, our anchor customer in New Jersey, has its building program back on track. As a result, the NJ CLEC should experience significant growth in 2003.

     The CLEC recently concluded negotiations to expand the broadband services currently provided to two Fortune 500 customers in Vernon, NJ. These broadband services are provided through an interconnection of WVTC's fiber optic network, the fiber network of Hudson Valley DataNet, L.L.C. (HVDN), and Northeast Optical Networks (NEON) and now produce $350K of annual gross broadband revenue.

     WVTC's directory services department continues to publish a superior book. The 2002-2003 directory produced gross sales of $1,320K, a 13.6% increase over last year's $1,160K book. Its net contribution to operating revenues was $674K.

     Network access revenues, charges to interexchange IXC's, increased by $1,047K or 14%. This increase was the result of higher Universal Service revenues, increased special access minutes and price increases for some access elements.

VIDEO AND DATA SERVICES

     Warwick Online (WOL), our Internet, data and video subsidiary, offers the following services: UltraLink (high-speed DSL Internet connection), dial-up Internet service, and Digital TV. WOL continued the successful sale of UltraLink DSL in 2002. At year end there were 3,402 UltraLink customers, a gain of 1,408

PRESIDENT'S MESSAGE
                                                              WVT COMMUNICATIONS


or 71% over 2001. Our DSL coverage (95% availability) and penetration levels (18% of establishments passed) are among the best in the nation when compared to the regional Bell companies and other independent telcos (ILECs). WOL ended the year with a total of 20,430 dial-up and DSL customers, a loss of 2,917. This loss in accounts continues to be due to customer migration from dial-up to high-speed interconnections (DSL and cable modem), primarily in areas where WOL is unable to provide the high-speed services. WOL's dial-up Internet service revenues decreased approximately $854K or 16.1% in 2002 as compared to 2001. Conversely, DSL revenue increased $575K or 67% over 2001 due to a strong demand for high-speed connections.

     In April 2002, WOL continued to execute our growth strategy through the introduction of our Digital TV product and became the first telephone company in New York and New Jersey to provide digital television over an existing copper infrastructure. Utilizing the NextLevel, Inc. VDSL (very high-speed digital subscriber line) platform, this broadcast quality service allowed WVTC to leverage existing assets to develop a new revenue stream. By creating the "Triple Play" bundle of voice and data along with video, it also provides an important customer retention tool. WOL added 614 Digital TV customers in 2002, producing revenues of $106K. This new service is on track with the business plan and should continue to grow in 2003.

     Total WOL revenues decreased 1% in 2002 and net income was a loss of $1K before eliminations, primarily due to acquisition costs, depreciation expense and launch expenses associated with the DSL and Digital TV products.

ORANGE-POUGHKEEPSIE PARTNERSHIP

     The Company owns a 7.5% limited partnership interest in the Orange County-Poughkeepsie MSA Limited Partnership (Partnership). Verizon Wireless, L.L.C. is the general partner and the majority owner with an 85% interest. The Partnership provides wholesale cellular telephone service throughout the Orange-Poughkeepsie MSA. The Partnership has exhibited substantial year over year growth for the past several years which has been nothing short of remarkable. The 2002 net income from the Partnership was $7,500K, an increase of $2,600K or 52% over 2001.

     While we take our partnership duties seriously, Verizon Wireless drives the decisions necessary to keep the Partnership successful. Ongoing cash distributions will be made according to the needs of the business as determined by Verizon Wireless. Given the competitive nature of the telecommunications business, it cannot be assumed that past cash and current levels of cash distributions will continue indefinitely. The Partnership is experiencing intensified competition. This competition could, we believe, potentially have an effect on the rates the Partnership can charge and on the level of expenses it must incur to compete effectively.

OPERATING RESULTS

     Our strategic efforts delivered another year of successful operational performance and execution in 2002. Total operating revenues increased slightly less than 1% year over year and this result reflects the strength of our diversified revenue base. WVTC's aggressive entrance into the video business, the one-time impact of MCI/WorldCom bad debt, and significant increases in pension and benefit expenses combined to reduce operating income by 22% over the prior year.

     Earnings increased 9.6%, a level of increase that was also affected by the factors mentioned in the previous paragraph. The increase in earnings was also generated, despite these factors, not only by the increase in income from the Partnership, but also by the successful efforts of WVTC to replace lost revenues through sales of new Digital TV service, continued growth in DSL, and through aggressive efforts to control expenses.

     Shareholder dividends increased 4.1% to $1.77 per share.

STRATEGIC PARTNERS

     WVT Communications owns a 9% share of Hudson Valley DataNet, L.L.C. (HVDN). HVDN connected its first customers in February 2001 and currently has broadband facilities throughout Orange, Dutchess and Ulster Counties. According to HVDN management, 2002 produced positive results, both from a network expansion and customer acquisition standpoint. In 2002, the company attained positive net income less than two years after activating its first customer. Further, the signing of long-term contracts from national carriers and Fortune 100 companies highlighted the year. These long-term contracts should bode well for the future.

     WVTC also owns 17% of ZefCom, L.L.C., dba Telispire, a consortium of small telephone companies that resell Sprint PCS under private label. Telispire has been negatively impacted by the general downturn of the wireless industry and has had difficulty executing

                                                            FINANCIAL HIGHLIGHTS
WVT COMMUNICATIONS


the original business plan. Management has a guarded outlook for the future financial health of ZefCom.

LOOKING AHEAD

     With an eye to 2003 and beyond, we can see uncertainty looming for the telecommunications industry. Competition is beginning to make inroads even into rural areas such as those WVTC serves. There will also be new regulatory changes at the state and national levels which may threaten our traditional revenue sources. In order to meet the challenge of competition and regulatory change, it is my firm conviction that we must be able to satisfy the ever-growing appetite for voice, video and data services and to do it over one facility, to control the "last mile." Ahead of our competition, we have begun to do just that.

     We must also continue to utilize our core assets and to make significant new investments for the continued development of new and expanded business as opportunities arise. We will strive to increase our market share in the voice, video and data markets; continue our CLEC edge-out strategy; and look at new opportunities. In addition, we must continue to maintain our normal excellent level of service in our regulated telephone operations so that competition will not find a chink in our armor. In order to insure the company's funding requirements for these initiatives, we have concluded an $18,475K unsecured term credit facility with CoBank, ACB, as of February 18, 2003.

     In 2003 we are faced with the challenge of managing our new and existing ventures wisely and attaining new levels of productivity so that we may continue to deliver a respectable return for the shareholders. Your management and employee teams stand ready and able to meet any challenge the next century may bring.


                                      /s/ M. Lynn Pike

                                      M. Lynn Pike
                                      President and C.E.O.


FINANCIAL HIGHLIGHTS

                                                           2002           2001
                                                             $ in Thousands

Total Revenues                                            $27,703        $27,538

Net Income                                                $ 8,297        $ 7,572

Earnings Per Share                                        $  4.59        $  4.18

Book Value                                                $ 19.42        $ 16.85

Cash Dividend
per Common Share                                          $  1.77        $  1.70

Access Lines in Service                                    30,261         30,312

Online Subscribers                                         20,430         23,347

WVT Long Distance
Subscribers                                                10,876         11,056

Digital TV Subscribers (VDSL)                                 614              0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
                                                              WVT COMMUNICATIONS


RESULTS OF OPERATIONS 2002 VS. 2001

   The Company's net income from all sources increased $725K (or 9.6%) to $8,297K for the twelve-month period ended December 31, 2002, as compared to an increase of $554K (or 7.9%) for the corresponding period in 2001.

   Operating revenues increased $165K (or 0.6%) to $27,703K for the year ended December 31, 2002, as compared to $27,538K for 2001, as a result of a $1,047K (or 14%) increase in network access service revenues reflecting favorable rate increases and a larger allocated share of pooled revenues from the Universal Service Fund. Also contributing to the increase was a $191K (or 4.5%) increase in local service revenues resulting from the continued use of newly marketed services, partially offset by a $787K (or 63%) decline in reciprocal compensation which impacted our Middletown CLEC revenues. Per FCC order 01-131 this type of revenue will continue to decline until completely phased out in 2003. Revenue increases were also offset by lower revenues generated by long distance sales and long distance network services which, when combined, totaled a decrease of $269K (or 6.4%). The decrease reflects continued competitive pressures from other long distance carriers and wireless providers. Revenues generated from the sale of Internet services remained relatively flat when compared to 2001 (down $59K or 1%). Increases in DSL revenues and additional revenues generated by the launching of the video service in 2002 were offset by a decrease in revenues generated by dial-up Internet customers who switched to DSL services offered by competitors in areas beyond the reach of our own DSL service.

   Total operating expense increases were held to $1,644K (or 7.9%) or $22,436K for the year ended December 31, 2002, as compared to $20,792K (or 9.1%) for the previous year. This increase primarily reflects $560K of additional operating costs associated with the launch of the video product in 2002, $459K of additional expenses associated with the Company's defined postretirement medical benefits plan, $350K of additional bad debt expense due to the MCI/WorldCom bankruptcy, and higher depreciation expense of $227K reflecting the Company's network upgrades.

   Other income (expenses) increased to $2,553K (or 55%) to $7,181K for the year ended December 31, 2002, as compared to $4,628K for the previous year. This increase is mainly due to increased income from the Partnership. Income earned from the Partnership does not automatically result in a full cash distribution to the Company. Increased Partnership call volume was the primary factor for the year over year net income increase. It should be noted that there is no guarantee that call volume will remain strong, that expense allocations from the general partner will remain the same, and that the significant year over year income increases will continue.

RESULTS OF OPERATIONS - 2001 VS. 2000

   The Company's net income from all sources increased $554K (or 7.9%) to $7,572K for the twelve month period ended December 31, 2001, as compared to an increase of $1,436K (or 25.7%) for the corresponding period in 2000.

   Operating revenues increased $847K (or 3.2%) to $27,538K for the year ended December 31, 2001, as compared to $26,691K for 2000, as a result of a $419K (or 7.0%) increase in Online revenues due to the Company continually offering customers new services, an increase in network access service revenues of $648K (or 9.5%) primarily due to the sale of dedicated trunks and local service revenues increasing by $281K (or 7.1%) as a result of continuous increased use of newly marketed services. These increases were offset by a reduction of $449K (or 26.3%) for reciprocal compensation due to rate increases effective July and December in 2001 for the Company's Competitive Local Exchange Carrier (CLEC) in Middletown.

   Total operating expenses increased $1,738K (or 9.1%) to $20,792K for the year ended December 31, 2001, as compared to $19,054K for the previous year. An increase in wages and benefits of $802K (or 9.0%) and an increase in both telecommunication and Internet facilities of $734K (or 35.9%) were the main factors in the increase.

   Other income (expenses) increased to $4,628K in 2001 from $2,811K in 2000. This increase resulted mainly from an increase in income from the Partnership, reflecting a year over year increase in call volume.

LIQUIDITY AND CAPITAL RESOURCES

   The Company had $1,641K of cash and cash equivalents available at December 31, 2002. The Company has lines of credit with two banks totaling $10,000K of which $5,000K remains unused. $2,500K of the total line of credit is at a variable lending rate and borrowings are on a demand basis without restrictions. (See Note 17 to the Consolidated Financial Statements.)

CASH FROM OPERATING ACTIVITIES

   During 2002, 2001 and 2000, the Company's primary source of funds continued to be cash generated from operations, as shown in the consolidated statements of cash flows. For 2002 and 2000, net cash from operating activities exceeded capital expenditures; this excess is referred to as free cash flow, a supplemental measure of liquidity. Free cash flow was $291K and $1,466K in 2002 and 2000, respectively. In 2001, net cash from operating activities was less than capital expenditures due to the Company's entrance into the video business.

CASH FROM INVESTING ACTIVITIES

   Capital expenditures totaled $8,420K, $9,396K and $5,069K for the twelve months ended December 31, 2002, 2001, and 2000,

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
WVT COMMUNICATIONS


respectively. The majority of these expenditures can be attributed to the Company's expansion into the video business and network upgrades.

   In order to provide the high-quality communications services expected from our customers, the Company continued to invest in and upgrade its property, plant and equipment. The amount of investment is influenced by demand for services and products, ongoing growth as well as regulatory commitments and plant refurbishment.

   In 2003, management expects total capital spending to be between $6,000K and $8,000K. These capital expenditures will relate primarily to the continued expansion of the video and DSL services provided to our customers, as well as network upgrades.

   The Partnership is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. The Company received distributions from the Partnership amounting to $6,000K and $5,283K in 2002 and 2001, respectively. Although it is likely that increased competitive pressure will eventually affect the profitability of the partnership, it is reasonable to expect that cash distributions will occur at approximately the current level in the near term.

   On July 28, 2000 the Company purchased an 8.9% ownership interest in (HVDN), for $1,000K. HVDN is a competitive telecommunications company that will offer high-speed bandwidth throughout the region.

   The Company had a 17.0% interest in Zefcom, L.L.C., a licensed reseller of wireless services. As of December 31, 2002 the Company had made capital contributions totaling $2,000K, pursuant to the terms of the investment agreement with Zefcom.

CASH FROM FINANCING ACTIVITIES

   Common stock dividends declared by the Board of Directors of WVT Communications achieved $1.77 per share as of December 31, 2002, $1.70 per share as of December 31, 2001 and $1.56 per share as of December 31, 2000. Total dividends paid for common stock by WVT Communications were $3,191K, $3,065K and $2,807K in 2002, 2001, and 2000, respectively. WVT Communications dividend policy considers both the expectations and requirements of shareholders and the internal requirements of the Company.

SEGMENTED OPERATIONS

   In 1998 the Company began business segment reporting to reflect the predominance of its two major operating segments, telephone operations and Online service provider. The Company currently reports its operating results in two segments: Warwick Valley Telephone and Warwick Online. Each of the Company's segment results before eliminations is reviewed below.

   The telephone operations revenue increase of $723K (or 3.1%) for the year ended December 31, 2002 as compared to $1,051K (or 4.8%) for 2001 was due to the higher network access rates, increased share of Universal Service Fund pooled revenues, sales of dedicated trunklines and the continued marketing of newly introduced services to local customers, offset by lower reciprocal compensation in the Middletown CLEC and lower long distance network service and sales revenues. Online revenues decreased $59K (or 1.0%) for the year ended December 31, 2002 as compared to an increase of $420K (or 7.0%) for 2001 as increased revenues from DSL and video were offset by decreases in dial-up Internet revenues.

   The telephone operations expenses increased $977K (or 5.7%) for the year ended December 31, 2002 as compared to $1,226K (or 7.5%) for 2001 due to increased costs associated with employee postretirement benefits and bad debt expense resulting from the MCI/WorldCom bankruptcy. Online expenses increased $1,166K (or 22.6%) for the year ended December 31, 2002 as compared to $1,136K (or 28.1%) for 2001 mainly due to costs associated with the introduction of video services in 2002, including the cost of purchasing additional access lines to transmit video over VDSL.

   Comparative financial information regarding the operation of the Company's two business segments for the period from 2000 through 2002 can be found in Note 16 of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

   Certain statements contained in this annual stockholders' report, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the geographic regions in which the Company operates; industry capacity; demographic changes; existing governmental regulations and changes in or the failure to comply with, governmental regulations; legislative proposals relating to the businesses in which the Company operates; competition; or the loss of any significant ability to attract and retain qualified personnel. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

CONSOLIDATED BALANCE SHEET
                                                              WVT COMMUNICATIONS


                                                                                              $ in Thousands
                                                                                              --------------
                                                                                        DECEMBER 31   December 31
ASSETS                                                                                     2002          2001
                                                                                         --------      --------
Current Assets:
Cash                                                                                     $  1,641      $    581
Accounts receivable - net of reserve for uncollectibles                                     3,428         3,438
Refundable income taxes                                                                       313             0
Materials and supplies                                                                      1,468         2,271
Prepaid expenses                                                                              544           545
                                                                                         --------      --------
Total Current Assets                                                                        7,394         6,835
                                                                                         --------      --------
Noncurrent Assets:
        Unamortized debt issuance expense                                                       5            10
        Intangible asset-pension                                                              831             0
        Other deferred charges                                                                 27           198
        Investments                                                                         7,775         5,397
                                                                                         --------      --------
Total Noncurrent Assets                                                                     8,638         5,605
                                                                                         --------      --------
Property, Plant & Equipment:
        Plant in service                                                                   63,358        56,462
        Plant under construction                                                            1,974         4,455
                                                                                         --------      --------
                                                                                           65,332        60,917
        Less: Accumulated depreciation                                                     25,827        25,847
                                                                                         --------      --------
Total Property, Plant & Equipment                                                          39,505        35,070
                                                                                         --------      --------
        TOTAL ASSETS                                                                     $ 55,537      $ 47,510
                                                                                         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
        Notes payable                                                                    $  5,000      $  6,250
        Current maturities of long-term debt                                                4,000             0
        Accounts payable                                                                    2,652         1,919
        Advance billing and payments                                                          230           202
        Customer deposits                                                                     125           128
        Accrued taxes                                                                          66            65
        Accrued interest                                                                       74            30
        Pension and postretirement benefits                                                   516           209
        Other accrued expenses                                                                537           294
                                                                                         --------      --------
Total Current Liabilities                                                                  13,200         9,097
                                                                                         --------      --------
Long-term Debt                                                                                  0         4,000
                                                                                         --------      --------
Deferred Credits and Other Long-term Liabilities
        Accumulated deferred federal income taxes                                           3,978         2,348
        Unamortized investment tax credits                                                     22            47
        Other deferred credits                                                                 20            60
        Pension and postretirement benefits                                                 2,812         1,062
                                                                                         --------      --------
Total Deferred Credits and Other Long-term Liabilities                                      6,832         3,517
                                                                                         --------      --------
Stockholders' Equity:
        Preferred stock - 5% cumulative; $100 par value;
      Authorized 7,500 shares; Issued and outstanding 5,000 shares                            500           500
        Common stock - no par value; Authorized shares: 2,160,000                           3,481         3,471
      Issued 1,994,270 for 12/31/02 and 1,994,080 for 12/31/01
        Treasury stock at cost, 194,561 shares for 12/31/02 and 190,497 for 12/31/01       (3,598)       (3,385)
        Minimum pension liability                                                            (269)            0
        Retained earnings                                                                  35,391        30,310
                                                                                         --------      --------
Total Stockholders' Equity                                                                 35,505        30,896
                                                                                         --------      --------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $ 55,537      $ 47,510
                                                                                         ========      ========


Please see the accompanying notes, which are an integral part of the financial statements.

                                                CONSOLIDATED STATEMENT OF INCOME
WVT COMMUNICATIONS


                                                               $ in Thousands
                                                               --------------
FOR THE YEARS ENDED DECEMBER 31,                   2002             2001             2000
                                                -----------      -----------      -----------
OPERATING REVENUES:
     Local network service                      $     4,440      $     4,249      $     3,968
     Network access service                           8,492            7,445            6,797
     Long distance network service                    2,007            2,125            2,357
     Directory advertising                            1,318            1,160            1,060
     Long distance sales                              1,939            2,090            2,016
     Internet services                                6,330            6,389            5,969
     Other services and sales                         3,177            4,080            4,524
                                                -----------      -----------      -----------
         Total operating revenues                    27,703           27,538           26,691
                                                -----------      -----------      -----------
OPERATING EXPENSES:
     Plant specific                                   4,328            3,494            3,196
     Plant non-specific:
         Depreciation                                 3,991            3,764            3,248
         Other                                        2,225            2,018            1,506
     Customer operations                              4,203            4,687            4,279
     Corporate operations                             3,887            3,079            3,051
     Cost of services and sales                       2,242            2,215            2,101
     Property, revenue and payroll taxes              1,560            1,535            1,673
                                                -----------      -----------      -----------
         Total operating expenses                    22,436           20,792           19,054
                                                -----------      -----------      -----------
OPERATING INCOME                                      5,267            6,746            7,637
OTHER INCOME (EXPENSES):
     Interest expense                                  (562)            (651)            (612)
     Interest income                                      6               13               25
     Income from cellular partnership                 7,579            4,991            3,255
     Other income (expense)                             158              275              143
                                                -----------      -----------      -----------
         Total other income (expense) - net           7,181            4,628            2,811
                                                -----------      -----------      -----------

         Income before income taxes                  12,448           11,374           10,448

FEDERAL INCOME TAXES                                  4,151            3,802            3,430

NET INCOME                                            8,297            7,572            7,018
PREFERRED DIVIDENDS                                      25               25               25
                                                -----------      -----------      -----------
INCOME APPLICABLE TO COMMON STOCK               $     8,272      $     7,547      $     6,993
                                                ===========      ===========      ===========

     NET INCOME PER AVERAGE SHARE OF
       OUTSTANDING COMMON STOCK                 $      4.59      $      4.18      $      3.88
                                                ===========      ===========      ===========

     AVERAGE SHARES OF COMMON STOCK
       OUTSTANDING                                1,802,828        1,803,936        1,811,653
                                                ===========      ===========      ===========


Please see the accompanying notes, which are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                              WVT COMMUNICATIONS


                                                                     $ in Thousands
                                                                     --------------
                                                                                                     Accumulated
                                                                                                        Other
                                               Treasury      Preferred       Common     Retained    Comprehensive
                                                 Stock         Stock         Stock      Earnings    (Income) Loss      Total
                                                 -----         -----         -----      --------    -------------      -----
Balance, December 31, 1999                     ($ 2,780)     $    500      $  3,368     $ 21,642            --      $ 22,730

     Net income for the year                         --            --            --        7,018            --         7,018
     Dividends:
         Common ($1.56 per share)                    --            --            --       (2,807)           --        (2,807)
         Preferred ($5.00 per share)                 --            --            --          (25)           --           (25)
     Sale of common stock                            --            --            83           --            --            83
     Purchase of treasury stock                    (605)           --            --           --            --          (605)
                                               --------      --------      --------     --------      --------      --------
Balance December 31, 2000                      ($ 3,385)     $    500      $  3,451     $ 25,828            --      $ 26,394
     Net income for the year                         --            --            --        7,572            --         7,572
     Dividends:
         Common ($1.70 per share)                    --            --            --       (3,065)           --        (3,065)
         Preferred ($5.00 per share)                 --            --            --          (25)           --           (25)
     Sale of common stock                            --            --            20           --            --            20
     Purchase of treasury stock                      --            --            --           --            --            --
                                               --------      --------      --------     --------      --------      --------
Balance December 31, 2001                      ($ 3,385)     $    500      $  3,471     $ 30,310                    $ 30,896
                                               --------      --------      --------     --------      --------      --------
     Net income for the year                         --            --            --        8,297            --         8,297
     Minimum pension liability                                                                            (269)         (269)
                                                                                                                    --------
         Total Comprehensive Income (Loss)           --            --            --           --            --         8,028
     Dividends:
         Common ($1.77 per share)                    --            --            --       (3,191)           --        (3,191)
         Preferred ($5.00 per share)                 --            --            --          (25)           --           (25)
     Sale of common stock                            --            --            10           --            --            10
     Purchase of treasury stock                    (213)           --            --           --            --          (213)
                                               --------      --------      --------     --------      --------      --------
Balance December 31, 2002                      ($ 3,598)     $    500      $  3,481     $ 35,391          (269)     $ 35,505
                                               ========      ========      ========     ========      ========      ========


Please see the accompanying notes, which are an integral part of the financial statements.

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
WVT COMMUNICATIONS


                                                                              $ in Thousands
                                                                              --------------
                                                                      2002         2001         2000
                                                                    -------      -------      -------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net Income                                                     $ 8,297      $ 7,572      $ 7,018
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                3,991        3,764        3,248
         Deferred income tax and investment tax credit                1,605          119           74
         Interest charged to construction                              (238)        (283)         (85)
         Income from partnership                                     (7,579)      (4,991)      (3,255)

Change in assets and liabilities
     (Increase) Decrease in accounts receivable                          10          653          (75)
     (Increase) Decrease in materials and supplies                      803         (606)        (683)
     (Increase) Decrease in prepaid expenses                              1          (57)         (87)
     (Increase) Decrease in deferred charges                            171         (104)         131
     Increase (Decrease) in accounts payable                            733         (881)          83
     Increase (Decrease) in customer deposits                            (3)          (3)           1
     Increase (Decrease) in advance billing and payment                  28            8          194
     Increase (Decrease) in accrued expenses                           (268)          40          (40)
     Increase (Decrease) in pension and postretirement benefits         957          498          (13)
     Increase (Decrease) in other liabilities                           203          (87)          24
                                                                    -------      -------      -------

Net cash provided by operating activities                             8,711        5,642        6,535
                                                                    -------      -------      -------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of property, plant and equipment                       (8,420)      (9,396)      (5,069)
     Interest charged to construction                                   238          283           85
     Distribution from partnership                                    6,000        5,283        2,625
     Capital contributions                                             (800)        (200)      (2,000)
                                                                    -------      -------      -------

Net cash used in investing activities                                (2,982)      (4,030)      (4,359)
                                                                    -------      -------      -------

CASH FLOW FROM FINANCING ACTIVITIES:
     Increase (Decrease) in notes payable                            (1,250)       1,300        4,050
     Repayment of long-term debt                                          0            0       (3,000)
     Dividends                                                       (3,216)      (3,090)      (2,832)
     Sale of common stock                                                10           20           83
     Purchase of treasury stock                                        (213)           0         (604)
                                                                    -------      -------      -------

Net cash provided by (used in) financing activities                  (4,669)      (1,770)      (2,303)
                                                                    -------      -------      -------

Increase (Decrease) in cash and cash equivalents                      1,060         (158)        (127)

Cash and cash equivalents at beginning of year                          581          739          866
                                                                    -------      -------      -------

Cash and cash equivalents at end of year                            $ 1,641      $   581      $   739
                                                                    =======      =======      =======


Please see the accompanying notes, which are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     The Company provides communications services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll and cellular telephone service to residential and business customers, access and billing collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and Internet access and video service.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements. Certain prior year amounts have been reclassified to conform with the financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

     REVENUE RECOGNITION

     The Company earns revenue principally by providing communication related services to its customers, which include end users who purchase local service, toll service, Internet access, video over VDSL and interexchange carriers who resell network access services. These revenues are recognized when the services are provided. In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Based upon a review of our revenue recognition policies, we concluded that the adoption of SAB No. 101 did not require a change in those policies nor did it materially affect the timing or amount of revenue recognition.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development and/or normal use of assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and it is not expected to have any material impact on our results of operations or our financial position.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Warwick Valley Telephone Company's review of asset impairment under SFAS No. 144 for year end December 31, 2002 focused upon the carrying value of Property, Plant and Equipment. Since approximately 88% of the Company's fixed assets are used for its regulated operations as a telecommunications service provider and fall under the requirements of SFAS No. 71, the impairment tests of SFAS No. 144 do not apply to these assets. Warwick Valley Telephone Company is a regulated telephone company. As noted in SFAS No. 71, Section 5, paragraphs a-c, Warwick Valley Telephone Company's rates for regulated services/products are subject to approval by an independent third party regulator, such rates are designed to recover the costs of providing the regulated service and it is reasonable to assume that the rates are set at levels that will recover Warwick Valley Telephone Company's costs. As a rate regulated enterprise, the Company's plant used in regulated operations is used as a basis in setting rates. The carrying value of these

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     fixed assets will be recovered in the rates charged to customers in the long run. The deregulated plant and equipment of the Company is depreciated over a short life cycle. Our examination of the carrying value of these deregulated assets has determined that the value on our books is well less than the future expected cash flow from them. The Company believes that the carrying value of all other long-lived assets is lower than the recoverable amount as measured in SFAS No. 144.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have any material impact on its operating results or financial position.

     DEPRECIATION

     Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of plant. Depreciation as a percent of average depreciable telephone plant was 6.72%, 7.39%, and 6.86%, for the years 2002, 2001, and 2000, respectively.

     CAPITALIZATION OF CERTAIN COSTS AND EXPENSES

     The Company has consistently followed the practice of capitalizing certain costs related to construction, including payroll and payroll related costs and significant costs of capital incurred during construction. The income which results from capitalizing interest during construction is not currently realized but, under the regulatory rate-making process, is recovered by revenues.

     ADVERTISING COSTS

     Advertising costs are expensed as incurred.

     FEDERAL INCOME TAXES

     The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company's deferred taxes result principally from differences in depreciation and in the accounting for pensions and other postretirement benefits. Investment tax credits have been normalized and are being amortized to income over the average life of the related telephone plant and other equipment.

     RESERVE FOR UNCOLLECTIBLES

     The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $428K and $65K as of December 31, 2002 and 2001, respectively. An increase in the amount of approximately $350K was booked in reserve for uncollectibles primarily due to the events of the MCI/WorldCom bankruptcy.

     CASH FLOW STATEMENT

     Cash and cash equivalents consist principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100K at each financial institution. As of December 31, 2002 the amount of cash in excess of these F.D.I.C. insured limits was approximately $911K. The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31:

                                                          $ in Thousands
                                                          --------------
                                                     2002       2001       2000
                                                    ------     ------     ------
Interest                                            $  589     $  650     $  657
Federal income taxes                                $2,585     $3,689     $3,360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      MATERIALS AND SUPPLIES

      New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. As of December 31, 2002 and 2001, the Materials and Supplies inventory consisted of the following:

                                                               $ in Thousands
                                                               --------------
                                                              2002         2001
                                                             ------       ------
Inventory for outside plant                                  $  330       $  653
Inventory for inside plant                                      650        1,157
Inventory for online plant                                      257          205
Inventory for video plant                                        56            0
Inventory of equipment held for sale or lease                   175          256
                                                             ------       ------
                                                             $1,468       $2,271
                                                             ======       ======


     RETIREMENT AND/OR DISPOSITION OF PROPERTY

     When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

     OTHER SERVICES AND SALES REVENUES

     Other services and sales revenues consisted of the following for each of the three years in the period ended December 31:

                                                        $ in Thousands
                                                        --------------
                                               2002          2001          2000
                                              ------        ------        ------
Rent revenue                                  $  507        $  431        $  343
Billing and collection revenue                   796           891           966
Other                                          1,874         2,758         3,215
                                              ------        ------        ------
                                              $3,177        $4,080        $4,524
                                              ======        ======        ======

2.   PROPERTY, PLANT AND EQUIPMENT

     Plant in service, at cost, consisted of the following at December 31:

                                                                $ in Thousands
                                                                --------------
                                                              2002          2001
                                                           -------       -------
Land, buildings, furniture and office equipment            $ 5,666       $ 5,327
Vehicles and work equipment                                  2,048         1,839
Central office equipment                                    24,384        22,947
Customer premise equipment                                   1,731         1,710
Outside plant equipment                                     21,671        19,387
Video equipment                                              3,109             0
Internet equipment                                           4,749         5,252
                                                           -------       -------
                                                           $63,358       $56,462
                                                           =======       =======


It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in Property, Plant and Equipment and are amortized using estimated service lives of the various classes of telephone plant.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS


3.   DEPRECIATION RESERVE

     Depreciation reserve consisted of the following at December 31:

                                                             $ in Thousands
                                                             --------------
                                                             2002           2001
                                                          -------        -------
Buildings, furniture and office equipment                 $ 2,702        $ 2,449
Vehicles and work equipment                                 1,170          1,041
Central office equipment                                   11,906         12,697
Customer premise equipment                                  1,071            985
Outside plant equipment                                     6,378          5,640
Video equipment                                               105              0
Internet equipment                                          2,495          3,035
                                                          -------        -------
                                                          $25,827        $25,847
                                                          =======        =======

4.   INVESTMENTS

     Investments consisted of the following at December 31:

                                                              $ in Thousands
                                                              --------------
                                                            2002           2001
                                                           ------         ------
Investment in cellular partnership                         $4,775         $3,197
Investment in Hudson Valley DataNet                         1,000          1,000
Investment in wireless company                              2,000          1,200
                                                           ------         ------
                                                           $7,775         $5,397
                                                           ======         ======

     The cellular partnership investment represents the Company's 7.5% interest as a limited partner in the Orange County-Poughkeepsie MSA Limited Partnership, a cellular telephone operation which is recorded on the equity method. The majority owner and general partner is Verizon Wireless, L.L.C.

     Income from this investment amounted to $7,579K and $4,991K for the two years ended December 31, 2002. Distributions received from the partnership amounted to $6,000K and $5,283K for 2002 and 2001, respectively. Undistributed earnings related to this investment amounted to $4,525K and $2,947K for December 2002 and 2001, respectively.

     The following is a summary of financial position and results of operations of the Orange County-Poughkeepsie MSA Limited Partnership as of and for the years ending December 31:

                                                            $ in Thousands
                                                            --------------
                                                           2002             2001
                                                       --------         --------
Current assets                                         $ 35,157         $ 20,249
Property, plant and equipment, net                       29,473           26,057
Total assets                                             64,632           46,311
Current liabilities                                       1,482              530
Partners capital                                         63,150           45,781
Revenues                                                114,591           81,952
Net income                                               97,369           67,220

     Immaterial differences, as defined by GAAP, have historically occurred due to the late receipt of final audited Partnership numbers. Such minor differences, if any, will be reflected in the first quarter of 2003 results.

     The Company has an 8.9% ownership interest in Hudson Valley DataNet, L.L.C.
     (HVDN), in return for its initial capital contribution of $1 million. HVDN is a competitive telecommunications company that offers high-speed bandwidth throughout the region of Orange, Dutchess and Ulster counties.

     The Company owns a 17.0% interest in Zefcom, L.L.C., a licensed reseller of wireless services. The Company has made a cumulative capital investment of $2,000K.

     Both of these companies are in the beginning stages of operations and both are recorded on the cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS

5.   COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) represents net income (loss) plus results of certain stockholders' equity changes not reflected in the consolidated statement of income. The Company's only component of accumulated other comprehensive income (loss) consists of a minimum pension liability generated in the year ending December 31, 2002. Prior to this year there were no components of comprehensive income.

                                                             $ in Thousands
                                                             --------------
                                                           2002             2001
                                                          -----            -----
Minimum pension liability
  arising in current period                               $(408)           $   0
Related deferred income taxes                               139                0
                                                          -----            -----
  Total comprehensive loss                                $(269)           $   0
                                                          =====            =====


6.   LONG-TERM DEBT

     Long-term debt consisted of the following at December 31:

                                                               $ in Thousands
                                                               --------------
                                                             2002          2001
                                                            ------        ------
First Mortgage Bonds
  7.05% Series "J" (due 12/01/2003)                         $4,000        $4,000
Less: Current maturities of long-term debt                   4,000             0
                                                            ------        ------
Total Long-term debt                                        $    0        $4,000
                                                            ======        ======


     Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

     The first mortgage bonds, Series "J" bond, may not be redeemed prior to the maturity date.


 7.  NOTES PAYABLE

     The Company has an unsecured line of credit in the amount of $5,000K with the Warwick Savings Bank, which expires in June 2003. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 2002 was $5,000K of which the Company had no outstanding balance. The balance outstanding as of December 31, 2001 was $1,250K, bearing interest at a rate of 4.0%.

     The Company has an outstanding line of credit in the amount of $6,000K with the Bank of New York, which expires on March 31, 2003. This is an unsecured note that is renewable solely at the Bank's option. Interest is paid monthly calculated on the unpaid balance, using either the Bank's Alternate Base Rate or the LIBOR based rate. The interest rate on the outstanding balance of $5,000K as of December 31, 2002 was 3.4%. On February 18, 2003, the Company repaid the outstanding balance of $5,000K plus accrued interest. The funds to repay $3,000K of this debt were made available through an unsecured credit facility consummated with CoBank, ACB on February 18, 2003 (see Note 17). The balance of the debt was repaid through a $2,000K draw on the line of credit with the Warwick Savings Bank (see above).

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS

 8.  FEDERAL INCOME TAXES

     The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rate of 34% to pre-tax income.

                                                       $ in Thousands
                                                       --------------
                                                2002         2001         2000
                                              -------      -------      -------

Current federal income taxes                  $ 3,001      $ 3,714      $ 3,358
                                              -------      -------      -------
Deferrals, net of reversals:
  Depreciation                                  1,481          229          162
  Cost of removal                                  14            6            3
  Pension & postretirement benefits              (319)        (112)         (55)
  Amortization of investment tax credit           (25)         (34)         (37)
  Other                                            (1)          (1)          (1)
                                              -------      -------      -------
                                                1,150           88           73
                                              -------      -------      -------
Total F.I.T. expense                          $ 4,151      $ 3,802      $ 3,430
Reversals of deferred taxes                        51           56           58
Other                                              30            9           64
                                              -------      -------      -------

FEDERAL INCOME TAX AT STATUTORY RATE          $ 4,232      $ 3,867      $ 3,552
                                              =======      =======      =======

The following components comprise the net deferred tax liability reported as of December 31:

                                                                $ in Thousands
                                                               ----------------
                                                                 2002       2001
                                                               ------     ------
Deferred tax liabilities                                       $4,893     $2,817
Deferred tax assets                                               915        469
                                                               ------     ------
Net deferred tax liability                                     $3,978     $2,348
                                                               ======     ======

The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset consists principally of temporary differences due to the reporting of pension and deferred compensation obligations. Due to the minimum pension liability the Company was required to record in 2002, there was an increase in the deferred tax assets of $139K to reflect the tax impact of the charge to comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS


9.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age and have completed one year of service. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Per regulatory requirements, the amounts expensed were $435K, $370K, and $102K for the years ended December 31, 2002, 2001, and 2000, respectively.

     The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Assets of the plan are principally invested in common stocks and a money market fund.

     The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

                                                       $ in Thousands
                                                       --------------
                                       Pension Benefits             Postretirement Benefits
                                  2002       2001       2000       2002       2001       2000
                                 -----      -----      -----      -----      -----      -----
Service cost                     $ 397      $ 334      $ 253      $ 136      $  77      $  63
Interest cost on benefit
obligation                         878        788        680        255        154        137
Amortization of transition
obligation                           0         53         53         52         52         51
Amortization of prior
service (credit) cost              132         69         41        (20)       (20)       (20)
Recognized net actuarial
(gain) loss                        (34)      (205)      (310)       155         28         13
Expected return on
plan assets                       (810)      (915)      (873)      (101)         0          0

Special termination benefits         0        321          0          0       (102)       (95)
                                 -----      -----      -----      -----      -----      -----
Net periodic (credit)
expense                          $ 563      $ 445      $(156)     $ 477      $ 189      $ 149
                                 =====      =====      =====      =====      =====      =====

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS


9.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

     The following table presents a summary of plan assets, projected benefit obligation and funded status of the plans at December 31:

                                                                                        $ in Thousands
                                                                                        --------------
                                                                         Pension Benefits        Postretirement Benefits
                                                                        2002          2001          2002          2001
                                                                      --------      --------      --------      --------
Fair value of plan assets
at beginning of year                                                  $ 10,853      $ 11,655      $  1,259      $  1,270
Employer contributions                                                       0             0            89            89
Actual return on plan assets                                              (661)         (421)          (60)          (41)
Benefits paid                                                           (1,296)         (381)          (84)          (59)
                                                                      --------      --------      --------      --------
Fair value of plan assets
at end of year                                                           8,896        10,853         1,204         1,259
                                                                      --------      --------      --------      --------
Projected benefit obligation
at beginning of year                                                    12,688        10,131         2,344         2,077
Benefits earned                                                            392           327           136            77
Interest cost on projected
benefit obligation                                                         877           788           255           154
Amendments                                                                   0           721             0             0
Actuarial (gain) loss                                                    1,044           781         1,515            94
Benefits paid                                                           (1,297)         (381)          (84)          (58)
Special termination benefits                                                 0           321             0             0
                                                                      --------      --------      --------      --------
Projected benefit obligation
at year end                                                             13,704        12,688         4,166         2,344
                                                                      --------      --------      --------      --------
Plan assets in excess of (less than)
projected benefit obligation                                            (4,810)       (1,835)       (2,962)       (1,085)
Unrecognized actuarial (gain) loss                                       2,630            87         2,312           792
Unrecognized prior service (credit)                                        894         1,025          (326)         (345)
cost
Unrecognized net transition obligation                                       0             0           516           566
                                                                      --------      --------      --------      --------
Prepaid (accrued) benefit cost                                        $ (1,286)     $   (723)     $   (460)     $    (72)
                                                                      ========      ========      ========      ========

Amount Recognized in the Consolidated Balance Sheets Consists Of:
Accrued benefit cost                                                  $ (2,525)     $   (723)     $   (460)     $    (72)
Intangible asset                                                           831             0             0             0
Accumulated other comprehensive loss                                       408             0             0             0
                                                                      --------      --------      --------      --------
Net amount recognized                                                 $ (1,286)     $   (723)     $   (460)     $    (72)
                                                                      ========      ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS


9.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

     Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:


                                     Pension Benefits      Postretirement Benefits
                                     ----------------      -----------------------
                                     2002         2001         2002         2001
                                   -------      -------      -------      -------
Discount rate                        6.75%        7.25%        6.75%        7.25%
Expected return on plans             8.00%        8.00%        8.00%        8.00%
Rate of compensation increase        5.50%        5.50%          --           --
Healthcare cost trend                  --           --      9.00-11.00%     8.00%


     The large increase in expense in 2002 for the postretirement health benefits was due to an increase in the healthcare cost trend rate and also due to a lower discount rate. Both of these changes reflect current market conditions regarding healthcare costs and market interest rates.

     The healthcare cost trend rate was increased in 2002 to 9.0% for the pre-65 trend rate and 11.0% for the post-65 trend rate, with each of these grading down to 5.0% by 0.5% per year. An increase in the assumed healthcare cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2002 approximately $696K and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $74K. A 1.0% decrease in the healthcare cost trend rate would decrease these components by approximately $566K and $59K, respectively.

     During 2002 the continued decline in the equity markets resulted in a negative return on the Company's pension plan assets and a decline in the discount rate used to estimate the pension liability. As a result, the accumulated benefit obligation exceeded the fair value of plan assets and the Company was required to record a minimum pension liability in the statement of financial position as of December 31, 2002. The effect of this adjustment was an increase in intangible assets of $831K, an increase in the pension liability of $1,239K and a charge to comprehensive income for $408K. The amount of the intangible asset represents the prior service costs that have not yet been recognized in net periodic pension expense. These are non-cash items and consequently have been excluded from the consolidated statement of cash flow.

     The increase in pension expense in 2001 was due to special termination benefits provided under an early retirement program and due to certain amendments increasing the benefits under the plan. There was a liability established for $220K for certain post-employment benefits to be paid to terminated employees in addition to the additional benefits provided under the pension plan above, as of December 31, 2001.

     The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 100% of compensation, not to exceed the company match, subject to certain legal limitations. In 2002 the Company made a matching contribution up to 9.0% of an eligible participant's compensation for management, and clerical employees and up to 6.0% for plant employees. The Company contributed and expensed $403K, $433K, and $389K, for the years ended December 31, 2002, 2001, and 2000, respectively.

     The Company has deferred compensation agreements in place for certain officers which become effective upon retirement. These non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with balances of $345K and $340K as of December 31, 2002 and 2001, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS


10.  RELATED PARTY TRANSACTIONS

     The Company expended approximately $494K, $323K, $256K during 2002, 2001, and 2000, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Directors members are also trustees of the Warwick Savings Bank, where the Company has its principal bank accounts and temporary investments.


11.  COMMON STOCK

     Earnings per share are based on the weighted average number of shares outstanding of 1,802,828, 1,803,936, and 1,811,653 for the years ended December 31, 2002, 2001, and 2000, respectively. The following schedule summarizes the changes in the number of shares issued of capital stock for the year ended December 31, 2002:

                             Treasury Stock     Preferred Stock     Common Stock
                             --------------     ---------------     ------------
Balance, January 1, 2002         190,497               5,000          1,994,080
Additional shares issued           4,064                   0                190
Shares redeemed                        0                   0                  0
                               ---------           ---------          ---------
Balance, December 31, 2002       194,561               5,000          1,994,270
                               =========           =========          =========


12.  TREASURY STOCK

     The Company accounts for treasury stock using the cost method of accounting.

13.  PREFERRED STOCK

     The preferred stock may be redeemed by the Company on any dividend payment date at par plus accumulated dividends. Preferred stock ranks prior to the common stock both as to dividends and on liquidation, but has no general voting rights. However, if preferred stock dividends are in default in an amount equal to six quarterly dividends, the holder of preferred stock shall have the right to elect a majority of the Board of Directors and such voting rights would continue until all dividends in arrears have been paid.


14.  COMMITMENTS

     The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. The Company's contributions for 2002 amounted to approximately $186K and is expected to be $192K for 2003. The amounts paid to these pools are considered part of the cost of providing access service to interexchange carriers and are included in the rates charged to them.


15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt approximates the carrying value of $4,000K due to the short maturity of the debt. The fair value of other financial instruments is estimated by management to approximate the carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              WVT COMMUNICATIONS


16.  BUSINESS SEGMENTS

     The Company reports segmented information according to Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131), which requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. The Company's segments are strategic business units that offer different products and services and are managed accordingly. We evaluate performance based upon income before taxes adjusting for normalizing one time items, if any. Currently, we have two reportable segments that reflect our business: 1. Telephone (wireline) and 2. Online.

     The wireline segment provides landline telecommunications services, including local, network access, long distance services and messaging, and sells customer premise, private business exchange equipment and yellow and white pages advertising and electronic publishing.

     The Online segment provides high-speed and dial-up Internet services, help desk operations and video over VDSL.

     The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The Company evaluates performance of the segments based on segment operating income. The Company accounts for intersegment sales at current market price or in accordance with regulatory requirements.

     The following information summarizes the Company's business segments for the years 2002, 2001 and 2000:


2002

                                               $ in Thousands
                                               --------------
                                                        Intercompany    Consolidated
                             Telephone       Online      Elimination       Total
                             ---------       ------      -----------       -----

Operating revenues            $23,757       $ 6,330        $(2,384)       $27,703
Operating expenses             18,486         6,334         (2,384)        22,436
Other income (expenses)         7,178             3              0          7,181
Federal income taxes            4,151             0              0          4,151
                              -------       -------        -------        -------
Net income                    $ 8,298       $    (1)       $     0        $ 8,297
                              =======       =======        =======        =======
Assets                        $47,623       $ 7,914        $     0        $55,537
Capital expenditures          $ 4,702       $ 3,718        $     0        $ 8,420



2001

                                              $ in Thousands
                                              --------------
                                                       Intercompany   Consolidated
                             Telephone       Online     Elimination      Total
                             ---------       ------     -----------      -----

Operating revenues            $23,034       $ 6,389       $(1,885)       $27,538
Operating expenses             17,509         5,168        (1,885)        20,792
Other income (expenses)         4,621             7             0          4,628
Federal income taxes            3,384           418             0          3,802
                              -------       -------       -------        -------
Net income                    $ 6,762       $   810       $     0        $ 7,572
                              =======       =======       =======        =======
Assets                        $43,222       $ 4,288       $     0        $47,510
Capital expenditures          $ 8,036       $ 1,360       $     0        $ 9,396

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WVT COMMUNICATIONS


16.  BUSINESS SEGMENTS (CONTINUED)

2000

                                                $ in Thousands
                                                --------------
                                                       Intercompany    Consolidated
                             Telephone      Online      Elimination       Total
                             ---------      ------      -----------       -----

Operating revenues            $21,983       $ 5,969       $(1,261)       $26,691
Operating expenses             16,283         4,032        (1,261)        19,054
Other income (expenses)         2,799            12             0          2,811
Federal income taxes            2,767           663             0          3,430
                              -------       -------       -------        -------
Net income                    $ 5,732       $ 1,286       $     0        $ 7,018
                              =======       =======       =======        =======
Assets                        $38,275       $ 3,738       $     0        $42,013
Capital expenditures          $ 4,079       $   990       $     0        $ 5,069

17.  SUBSEQUENT EVENTS

     On February 18, 2003, WVT Communications (Company) closed a commitment with CoBank, ACB with respect to an $18,475K unsecured term credit facility. Under conditions set by the New York Public Service Commission, the Company may use the proceeds of the loan to refinance approximately $4,000K in existing long-term debt and $3,000K under a line of credit. The Company may use the remaining amount available under the facility - $11,475K - to finance capital expenditures and to pay the expenses and fees incurred by the Company in connection with the closing of the loan. In addition, the Company may re-borrow amounts repaid under the facility, which will remain available to the Company until September 30, 2004. The Company has drawn on the term credit facility and paid off an existing $3,000K line of credit. The Company intends to repay the $4,000K in long-term debt at its December 1, 2003 maturity date. The Company has no present requirements that necessitate the immediate use of the remaining unused credit.


18. QUARTERLY INFORMATION (UNAUDITED)

                                                         $ in Thousands
                                                         --------------
                                                       Fiscal Year Quarters
                                                       --------------------
                                    First         Second        Third        Fourth         Total
                                    -----         ------        -----        ------         -----
Year ended December 31, 2002
Revenue                            $ 6,585       $ 6,638       $ 6,995       $ 7,485       $27,703
Operating Income                     1,331         1,212         1,536         1,188         5,267
Net Income                           1,797         2,187         2,201         2,112         8,297
Earnings per share                     .99          1.21          1.22          1.17          4.59

Year Ended December 31, 2001
Revenue                            $ 6,980       $ 6,830       $ 6,867       $ 6,861       $27,538
Operating Income                     1,738         1,610         2,049         1,349         6,746
Net Income                           1,725         1,913         2,087         1,847         7,572
Earnings per share                     .96          1.06          1.15          1.01          4.18

REPORT OF INDEPENDENT
          CERTIFIED PUBLIC ACCOUNTANTS
                                                              WVT COMMUNICATIONS


                               BUSH & GERMAIN, PC
                          CERTIFIED PUBLIC ACCOUNTANTS
                                901 LODI STREET
                            SYRACUSE, NEW YORK 13203
                             PHONE: (315) 424-1145
                              FAX: (315) 424-1457


January 30, 2003

To the Board of Directors
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990


                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.


                                               Bush & Germain, PC

                                                          PERFORMANCE HIGHLIGHTS
WVT COMMUNICATIONS


For years ended or at December 31,             2002             2001             2000             1999             1998
                                               ----             ----             ----             ----             ----
SELECTED FINANCIAL DATA                                                  $ in Thousands
                                                                         --------------
Total revenues                         $     27,703     $     27,538     $     26,691     $     23,186     $     21,362
Telephone operating revenues                 23,757           23,034           21,983           19,557           16,189
Total expenses                               22,436           20,792           19,054           17,127           14,409
Telephone operating expenses                 18,486           17,509           16,283           14,869           11,079
Net income                                    8,297            7,572            7,018            5,582            4,042
Total assets                                 55,537           47,510           42,013           36,977           33,242
Current assets                                7,394            6,835            6,982            6,266            6,255
Current liabilities                          13,200            9,097            8,510            7,198            3,758
Long-term obligations                            --            4,000            4,000            4,000            7,000
Percentage of debt
 to total capital                              20.2             24.9             25.3             25.8             27.4
Shareholders' equity                   $     35,505     $     30,896     $     26,394     $     22,730     $     19,572

COMMON STOCK DATA

Income applicable to
 common stock                          $      8,272     $      7,547     $      6,993     $      5,557     $      4,017
Income per share                               4.59             4.18             3.88             3.06             2.21
Book value                                    19.42            16.85            14.29            12.23            10.51
Cash dividends
 per common share                      $       1.77     $       1.70     $       1.56     $       1.34     $       1.12
Shareholders of record                          655              673              642              655              648
Average shares outstanding                1,802,828        1,803,936        1,811,653        1,817,531        1,813,792

GENERAL

Access lines in service                      30,261           30,312           30,601           28,935           26,786
Carrier access minutes                  197,362,669      198,234,021      185,006,652      174,174,099      151,797,771


QUANTITATIVE AND QUALITIATIVE DISCLOSURES ABOUT MARKET RISK

     The Company does not hold or issue derivative instruments for any purposes or other financial instruments for trading purposes. The Company's only assets exposed to market risk are its interest bearing bank accounts, into which the Company deposits its excess operating funds on a daily basis. The Company's mortgage liabilities currently bear interest at a fixed rate. If the Company refinances its liabilities when they mature, the nature and amount of the applicable interest rate or rates will be determined at that time. The Company also has a line of credit which accrues interest at 0.75% below the prime rate. On May 1, 2000 the Company repaid its $3,000,000 Series I bond with short-term borrowing. The Company has the option of renewing such short-term borrowing every thirty, sixty or ninety days at prime rate or LIBOR rate plus 1.75%.

CONCERNING THE COMPANY'S COMMON STOCK
                                                              WVT COMMUNICATIONS


On April 28, 1998 Warwick Valley Telephone Company's common stock began trading on the NASDAQ National Market under the symbol WWVY. Private sales are also made by holders of the Company's common stock from time to time. At March 1, 2003 there were 655 holders of the Company's common stock.

The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 2002, the common stock dividend was $1.77 per share. In 2001, the Company paid a dividend on its common stock of $1.70 per share.

The NASDAQ high and low bid prices for the Company's common stock for the first, second, third and fourth quarters of 2002 and 2001 were as follows:

                       PRICE OF THE COMPANY'S COMMON STOCK

                                  QUARTER ENDED

             March 31,        June 30,         September 30,       December 31,
               2002             2002              2002                2002
               ----             ----              ----                ----
High          $57.98           $64.20            $61.12              $69.50
Low           $52.75           $57.00            $47.50              $50.51


                       PRICE OF THE COMPANY'S COMMON STOCK

                                  QUARTER ENDED

             March 31,        June 30,       September 30,        December 31,
               2001             2001              2001                2001
               ----             ----              ----                ----
High          $44.00           $43.75            $53.95              $58.50
Low           $38.25           $39.25            $41.00              $50.25

INFORMATION ABOUT AUDITORS

   The Company's independent auditors, Bush & Germain, P.C., are withdrawing from serving the Company in that capacity. The Company has not yet engaged a successor. The report by Bush & Germain on the Company's financial statements for the years 2001 and 2002 did not contain any adverse opinion, disclaimer of opinions, or qualifications or modifications as to uncertainty, audit scope or accounting principles. Bush & Germain has decided that it no longer wishes to audit public companies but has agreed to continue providing review and audit services until the Company has engaged a successor. For the years 2001 and 2002 and for the year 2003 until the date hereof, there have not been any disagreements between the Company and Bush & Germain regarding accounting principles or practices, financial statement disclosures or auditing scope or procedures. The Company and its Audit Committee are actively searching for a new audit firm. Our goal is to conclude this search as soon as possible. When the Company engages a successor audit firm, it will report the engagement on Form 8-K.